

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

Lishan Aklog, M.D.
Chairman of the Board
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165

> **Re: PAVmed Inc.**
> **Registration Statement on Form S-3**
> **Filed October 5, 2018**
> **File No. 333-227718**

Dear Dr. Aklog:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Jeffrey M. Gallant, Esq.